UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0722
Washington, D.C. 20549	Expires:	January 31, 2028
	Estimated average burdenhours per response	4.25

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 28, 2025

Energy Exploration Technologies Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0912748
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1624 Headway Circle, Suite 100, Austin, TX 78746

(Full mailing address of principal executive offices)

512-222-6677

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

SEC 2915 (6-15) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Item 5(b) Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Non-Reliance on previously issued audited 2023 consolidated financial statements.

On March 28, 2025, Energy Exploration Technologies Inc. (the “Company”) was informed by Driven P.S.C., a Puerto Rico professional services corporation (“Driven”), acting as the Company’s independent public accounting firm responsible for conducting the audits of its 2021 through 2024 consolidated financial statements, as its auditor, that the currently filed audited 2023 consolidated financial statements should no longer be relied upon, in light of the Company’s decision to capitalize its solicitation costs directly attributable and related to the Regulation A fundraise for its 2024 consolidated financial statements. Driven communicated to Company’s management that the 2023 consolidated financial statements should reflect the same capitalization methodology as the 2024 consolidated financial statements so that they may be adequately compared against each other for purposes of the consolidated financial statements report users. The authorized officers of the Company have discussed this matter with Driven and decided to appropriately amend the 2023 consolidated financial statements.

The Company provided Driven with a copy of the foregoing disclosures and requested Driven to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Driven agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 11.2 to this report.

2 of 2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY EXPLORATION TECHNOLOGIES, INC.

By:	/s/ Teague Egan
Name:	Teague Egan
Title:	CEO

Date: March 30,2025

2 of 3